Exhibit 5

DENISON MINES

MEETING THE CHALLENGE

Denison Mines Corp.
Annual Report 2008

MEETING THE CHALLENGE Denison Mines Corp. Annual Report 2008

THE LUNDIN GROUP Denison Mines Corp. is a proud member of the Lundin Group of Companies, an internationally recognized group of publicly traded, natural resource companies. The 16 companies within the Lundin Group operate in more than 30 countries and are actively engaged in the development/production of and exploration for oil and gas, gold, copper, cobalt, zinc, lead, silver, uranium, TABLE OF CONTENTS vanadium, diamonds, phosphate, iodine, sulphate and nitrate. 1 Profile 2 Letter from the CEO 3 Letter from the President & COO 4 Management’s Discussion and Analys is 22 Responsibility for Financial Reporting 23 Auditors’ Report 24 Consolidated Balance Sheets 25 Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss) 26 Consolidated Statements of Cash Flows 27 Notes to Consolidated Financial Statements 53 Corporate Information MIDWEST DEPOSIT, SASKATCHEWAN GURVAN SAIHAN JOINT VENTURE, MONGOLIA McCLEAN LAKE MILL/MINES, SASKATCHEWAN URANERZ ENERGY INVESTMENT COLORADO PLATEAU MINES WHITE MESA MILL, UTAH ARIZONA STRIP MINES MUTANGA PROJECT, ZAMBIA HENRY MOUNTAINS COMPLEX, UTAH ENERGY METALS INVESTMENT

PROFILE Denison Mines Corp. (TSX: DML, NYSE Amex: DNN) is a diversified, growth-oriented uranium producer in North America, with mining operations in the Athabasca Basin in Saskatchewan, Canada and the southwest United States including Colorado, Utah and Arizona. The Company has ownership interests in two of the four conventional uranium mills operating in North America today.
Denison has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia. The Company has one of the largest uranium exploration teams among intermediate uranium companies. Denison is also the manager of Uranium Participation Corporation (TSX: U).
The combination of a diversified production asset base with excellent exploration and development potential has uniquely positioned Denison for growth and development for the future.
MEETING THE CHALLENGE
Despite the economic turmoil in the financial markets in 2008, Denison’s successes during the year have prepared it to meet the challenge of the times.
•	During the year, Denison produced more than 1.6 million pounds of uranium and 1.2 million pounds of vanadium from its mills in Canada and the United States.

•	Denison expanded its sales and marketing initiatives, selling $115 million worth of U3O8, almost double 2007’s sales.

•	The $31 million refurbishment of the White Mesa mill and expansion of the tailings facility was completed.

•	Denison commenced the processing of conventional ore and vanadium at the White Mesa mill, which represents the first ore through the mill in almost 10 years.

•	Readying for expansion, Denison established a secured credit facility for $125 million.

•	Denison made a strategic investment in Uranerz Energy Corporation, a company with exploration properties in Saskatchewan and Wyoming.

•	The Company added significantly to its mineral resources base with the independent estimates being completed for Midwest A.

•	Denison’s exploration team discovered three new zones of mineralization at its Mutanga uranium project in Zambia, and drilled the Mutanga and Dibwe deposits to the stage where independent estimates were received early in 2009 and a feasibility study is now being prepared, along with a mining license application.

•	Drilling at Wheeler River (60% owned by Denison) confirmed a new unconformity hosted mineralized zone. Further drilling in 2009 intersected significant mineralization.

•	Denison Environmental Services was awarded a three-year care and maintenance contract for the Faro Mine Complex in the Yukon, at C$7.2 million per annum.

And in response to current market conditions:

•	Denison has reduced discretionary spending and postponed some capital expenditures.

•	Exploration and development is being strategically slowed down, including the development of the Midwest deposit.

•	Higher cost operations, such as Tony M, Topaz, Rim and Sunday mines, are being put on temporary stand-by.
Note: All dollar amounts are expressed in U.S. dollars, unless otherwise indicated.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This annual report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Denison Mines Corp. Annual Report 2008       1

LETTER FROM THE CEO
E. Peter Farmer
Chief Executive Officer
Any discussion of our past year must be in the context of the current economic situation, its ultimate effect on the plans we have for significant growth and the belief that a reasonable amount of debt is appropriate. In order to meet the challenge of the current economic situation, we adjusted our plans; reducing and remaining flexible in relation to our capital expenditures and our commitments for product delivery in 2009 and beyond. We have been tailoring our plans to fit within our existing financial resources. We will continue to do so as required. Our plans are also made in the context that the fundamentals of the uranium markets remain strong; increases in clean base load power are a necessity. Uranium prices will have to improve significantly to support the development of new mines sufficient to produce the uranium to feed the growing nuclear reactor fleet. We will increase our uranium production as sales contracts, at appropriate prices, are made.
At the beginning of 2008, uranium markets were strong with long term prices quoted at $95.00 per pound and the spot price of uranium was $90.00 per pound. Vanadium was over $15.00 per pound. We expanded our uranium sales expertise and embarked more aggressively to sell our uranium, primarily under long term contracts. The upgrading of the White Mesa mill was completed to handle up to 2,000 tons of ore per day safely and more economically. White Mesa began processing conventional ore in April and production of vanadium commenced in July. During the year over 1.6 million pounds of uranium and 1.2 million pounds of vanadium were produced from our mills in Canada and the United States.
As part of our expansion plans we made a 9.9% strategic investment in Uranerz Energy Corporation for about $13 million. We also entered into a credit agreement with our bank and secured a $125 million revolving credit facility. We continued the development work to open new mines in Canada, the United States, Mongolia and Zambia. In the United States, the Beaver mine commenced production and the Arizona 1 mine was made ready for production pending receipt of an air quality permit.
Our 2008 exploration efforts to expand our resource base involved a $20.1 million expenditure including $12.9 million in Canada where we own interests in over 500,000 hectares of prospective exploration properties on the east side of the Athabasca basin in Saskatchewan. We had continued success at Midwest but the most notable discoveries during the year were at the 60% owned Wheeler River property and the 100% owned Mutanga project in Zambia. As a result of our drilling and exploration activities, we increased our resource base by over 40%.
Through the year, uranium and vanadium markets slowly weakened, and then the recession overtook economies around the world. The year ended with the long term price of uranium at $70.00 per pound and the spot price at $53.00 per pound. Vanadium ended the year at $7.00 per pound. We reacted by reducing discretionary spending, postponing some capital expenditures and slowing exploration and development. In November, the development of the 25.17% owned Midwest deposit was postponed and we put the Tony M mine in the U.S. on standby.
We finished the year in compliance with our debt covenants, having sold 1.66 million pounds of uranium and generated over $123 million in revenue, a revenue increase of 60% from 2007.
As a result of the current economic climate and its impact on commodity prices and stock market valuations we incurred non-cash charges in the fourth quarter aggregating $64 million. As a result, our loss for the year was $80.6 million or $0.42 per share.
The second half of 2008 was particularly difficult for you, our shareholders. We appreciate your continued support and recognize that we must do a much better job. Our plans for 2009 are based upon meeting the challenge of the current economic situation. We have reduced expenditures to preserve our capital resources and remain in a position to expand as new uranium sales contracts are negotiated. We will weather this economic storm, as we have others in our 50-year history, and restore value to our common shares.
E. Peter Farmer
Chief Executive Officer
2       Denison Mines Corp. Annual Report 2008

LETTER FROM THE PRESIDENT & COO
Ron F. Hochstein
President and
Chief Operating Officer
In 2008, Denison’s uranium production increased nearly 150% from 680,000 pounds U3O8 in 2007 to 1.6 million pounds in 2008. Denison’s share of production from the McClean Lake Joint Venture in Canada was approximately 730,000 pounds, slightly exceeding our original expectations. The remainder of production came from our 100% owned White Mesa mill in Utah with 94,000 pounds coming from alternate feed production and 791,000 pounds from conventional ore. The processing of conventional ore at White Mesa represents the first uranium production from conventional ore in almost 10 years at this facility. In addition to uranium, White Mesa also produced about 1.2 million pounds of vanadium from conventional ore.
In 2008, the Canadian Joint Venture partners completed the mining of both the Sue E and Sue B deposits and, as of year-end, there was about 6.5 million pounds on the stockpile at the mill, which will provide the mill feed for 2009 and 2010 production. The challenge for Denison in Canada is bringing on our new production at Midwest. Regulatory delays, poor uranium prices and rising capital and operating costs present ongoing obstacles. To meet these challenges, the partners are continuing to evaluate the design of the Midwest open pit, surface facilities and operating strategy to reduce both capital and operating costs and improve the economics of the project.
In the U.S., production was below our original expectations primarily due to the longer than anticipated time to get the White Mesa mill operating up to historic performance levels. Even though the Company spent more than $31 million on the refurbishment of the mill, crew inexperience proved to be a difficult hurdle to overcome. Without the investment in new instrumentation and process control, the start-up and ramp up would have been even more difficult. By the fourth quarter, the mill operations had reached their stride on the uranium side, but room for improvement remains on the vanadium side.
The mining operations in the U.S. started the year on a high note as we continued to open new mines, but, due to poor uranium prices, the Company placed the Tony M mine on stand-by in November. Unfortunately, our successful start-up of mining at Tony M could not overcome the economics of the lower grade of this deposit. Just like in Canada, we continue to face ongoing regulatory delays in Colorado and Arizona, which are contributing to our inability to expand operations on the Colorado Plateau and bring mines into production on the Arizona Strip. We are continuing to work with the regulators to address their concerns and improve working relationships.
In Mongolia and Zambia, Denison successfully progressed both of these projects closer to production. In March 2009, Denison announced a significant increase in mineral resource estimates in Mutanga, Zambia and is on track to complete the detailed feasibility study required for our mining licence application. Denison anticipates the completion of new mineral resource estimates on its property in Mongolia in April 2009, which will be based on the extensive drilling completed last year and in 2007.
We would like to thank all of our employees for their continued diligence on working safely. Our safety record is admirable but there is always room for improvement when considering the safety of our employees, the public and the environment.
2009 will be a year of moderation. Denison will continue to develop its Canadian, Mongolian and Zambian projects, but at a more reserved pace. On the production front, further contraction has been undertaken in response to weak uranium prices. However, 2009 has started off on a great note with a new discovery at our 60%-owned Wheeler River project in the Athabasca Basin. It will be a year of meeting challenges, but, with one of the most experienced teams in the industry, Denison will meet those challenges and prosper in the future.
Ron F. Hochstein
President and Chief Operating Officer
Denison Mines Corp. Annual Report 2008       3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2009 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 29 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.
In particular, this MD&A contains forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	uranium and vanadium production levels;

•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation on Denison;

•	exploration, development and expansion plans and objectives;

•	Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and

•	receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth in this MD&A:
•	volatility in market prices for uranium and vanadium;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	delays in obtaining permits and licences for development properties;

•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical and processing problems.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
4       Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.
There are now 104 operating nuclear reactors in the United States and a total of 436 operating worldwide in 30 countries, representing a total world nuclear capacity of 371.9 gigawatts. A further 43 reactors with a capacity of 37.7 gigawatts are under construction in 12 countries and an additional 106 reactors (118.1 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.
Uranium Supply and Demand
The world’s operating nuclear power reactors currently require approximately 180 million pounds of U3O8 per year. As nuclear power capacity increases, the uranium fuel requirement also increases and is estimated to rise to approximately 193 million pounds U3O8 by 2014 and approximately 234 million pounds U3O8 by 2020. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapons grade material and reprocessing spent fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period from 2000 through 2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.4 million pounds in 2005 before decreasing, in 2006, to 102.5 million pounds as a result of problems at several production centres. In 2007, production increased to 107.3 million pounds with the start-up of the Langer Heinrich mine and ramp up of production in Kazakhstan. Production in 2008 is estimated at 114 million pounds. Canada and Australia currently account for over 40% of the world’s production. The United States’ production represents about 4.0%. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on 2008 production figures, seven companies accounted for over 82% of primary production while the five largest uranium mines produced over 48% of the aggregate global production.
Primary uranium production only supplies approximately 63% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium (“HEU”) from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (“Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and three western companies, Cameco Corporation, AREVA Group and NUKEM, Inc. (“Western Companies”), the authority to sell the natural uranium feed component (in the form of UF6) derived from the LEU (the “HEU Feed”) in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling approximately 18.0 to 24.0 million pounds U3O8 equivalent of this HEU Feed through long-term supply agreements directly with U.S. utilities and the three Western Companies.
Denison Mines Corp. Annual Report 2008       5

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
The Russian HEU Agreement terminates in 2013 and Russia has formally stated that the agreement will not be renewed, as had once been anticipated.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecasted needs of reactors world-wide. Based upon the Q1 2009 edition of “The Uranium Market Outlook” published by The Ux Consulting Company LLC, world uranium demand, in the Base Case, is forecast to increase from its 2008 level of 181 million pounds to 234 million pounds by 2020. At the same time, supply from secondary sources, such as HEU Feed, government inventories and reprocessing, is expected to drop from 47 million pounds in 2008 to 15 million pounds in 2020. As a consequence, uranium production will need to expand significantly to meet the increasing demand.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts the actual price mechanisms are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007. In 2008, spot market volume once again increased to a record level of 43 million pounds, driven in a large part by the world financial crisis which forced investment and hedge funds to push a sizeable amount of material into the market. Nearly half of the year’s volume occurred during the three months from September to November.
Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all time low of $7.10 per pound. The uranium price increased at a moderate rate reaching $14.50 per pound U3O8 by the end of 2003. The spot price increased steadily from that date, influenced by the entrance of investment and hedge funds into the market, reaching $72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of $136.00 in June 2007. At the end of June 2007, the spot price dropped $3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to $75.00 in October, then rebounding to $95.00 in December. The spot price has continued to be volatile in 2008, beginning the year at $90.00 followed by a steep decline to $57.00 in June. It recovered briefly in July to $64.50 before declining again to $44.00 in September, as investment and hedge funds began destocking. The spot price ended the year at $53.00.
The long-term uranium price has undergone a similar pattern over the past several years, but with significantly less volatility, rising from just under $11.00 per pound U3O8 , at the end of 2002, to $95.00 per pound in May 2007. The long-term price remained at this level until May 2008 when it dropped to $85.00. The long-term price dropped steadily over the rest of the year reaching $70.00 at the end of 2008.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers. All of these factors will be influenced by the world financial crisis and the availability of financing for the construction of reactors and the exploration and development of new production.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2008, four Western companies, Cameco, AREVA, Rio Tinto plc and BHP Billiton Limited produced approximately 56% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 40% of global uranium output in 2008. In 2008, Kazakhstan, Russia and Uzbekistan produced a combined 26% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing over 21% of the world supply.
Marketing Uranium
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These long-term contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile.
6       Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Denison marketed its uranium from the McClean Lake joint venture jointly with ARC until the end of 2008. Commencing in 2009, Denison will market its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
The Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to a total of 6.5 million pounds with a minimum of 250,000 pounds in 2008, 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.
Delivery scheduling (or timing) under long-term contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide (“V2O5,” “flake,” “black flake,” or “tech flake”). The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide. The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for more than half of historic U.S. production. Vanadium in these deposits typically occurs at an average ratio of five to six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales has helped make the mines in this area profitable in the past.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound V2O5, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 to $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 per pound caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $2.56 per pound by December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply coming into the market. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through 2004. In 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to a range of $8.00 to $10.00 per pound V2O5, at the end of 2005, due to the ramp-up of Chinese vanadium production. Prices continued to decline during 2006 to the $7.00 to $8.00 range and remained in that range throughout 2007. In early 2008, vanadium prices increased significantly to $14.00 to $15.00 per pound due to South African producers claiming force majeure as a result of power supply issues in South Africa. South Africa is a major supply source of vanadium, representing approximately 39% of the world’s production. The vanadium price remained in the $14.00 to $16.00 pound range until September and then it began to decline due to a drop in steel production in response to the world economic decline. By the end of 2008, vanadium prices were $6.50 to $7.00 per pound V2O5.
World demand will continue to fluctuate in response to changes in steel production. Supply and demand, however, are difficult to predict, as vanadium consumption and production are both inextricably linked to steel production, with a significant quantity of vanadium coming from refinement of steel slag.
Marketing Vanadium
Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes or Platt’s Metals Weekly. Vanadium production from the White Mesa mill has and will be sold into the worldwide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 660 pounds of product.
Denison Mines Corp. Annual Report 2008       7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the year ended December 31, 2008, for the year ended December 31, 2007 and for the fifteen months ended December 31, 2006.

	3 Months ended	Year ended	Year ended	15 Months ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2008	2008	2007	2006
Results of Operations:

Total revenues	$36,807	$123,184	$76,764	$9,722
Net income (loss)	(56,762)	(80,648)	47,244	(16,998)
Basic earnings (loss) per share	(0.30)	(0.42)	0.25	(0.18)
Diluted earnings (loss) per share	(0.30)	(0.42)	0.24	(0.18)

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2008	2007	2006
Financial Position:

Working capital	$34,655	$75,915	$93,743
Long-term investments	10,691	20,507	16,600
Property, plant and equipment	717,433	727,823	403,571
Total assets	884,933	1,001,581	659,348
Total long-term liabilities	$248,947	$175,081	$123,244
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $80,648,000 ($0.42 per share) for 2008 compared with net income of $47,244,000 ($0.25 per share) for 2007.
Revenues totalled $123,184,000 for 2008 compared with $76,764,000 for 2007. Expenses totalled $198,628,000 for 2008 compared with $83,771,000 for 2007. Net other income totalled $2,468,000 for 2008 compared with $41,627,000 for 2007.
The current economic climate and its impact on commodity prices and stock market valuations resulted in non-cash impairment charges in the fourth quarter, which significantly increased the loss in the fourth quarter. The Company recorded an impairment of its goodwill which arose on the acquisition of Denison Mines Inc. in 2006 resulting in a charge to income of $36,512,000. Lower stock market valuations of the Company’s investments in Uranerz Energy Corporation and Energy Metals Limited resulted in the Company taking an additional impairment charge of $12,952,000. The decline in the value of vanadium resulted in the Company writing down the vanadium inventory by $9,500,000. The Company also recorded a charge of $5,250,000 related to the forfeiture of stock options.
Revenues
Uranium sales revenues for the fourth quarter were $34,812,000. Sales from U.S. production were 400,000 pounds U3O8 at an average price of $61.50 per pound. Sales of Canadian production were 177,000 pounds U3O8 at an average price of $52.28 per pound. Amortization of the fair value increment related to the DMI sales contracts totalled $859,000 for the quarter.
Uranium sales revenues for the year were $114,588,000. Sales from U.S. production were 920,000 pounds U3O8 at an average price of $67.27 per pound. Sales of Canadian production were 742,950 pounds U3O8 at an average price of $57.40 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $9,449,000. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the 2007 period totalled $65,125,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also included amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Denison marketed its uranium from the McClean Lake joint venture jointly with ARC until the end of 2008. Commencing in 2009, Denison will market its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
8       Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
In addition to the contract noted above, the Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to a total of 6.5 million pounds with a minimum of 250,000 pounds in 2008, 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.
Revenue from the environmental services division was $5,562,000 compared to $4,723,000 in 2007. Revenue from the management contract with Uranium Participation Corporation was $2,929,000 compared to $4,390,000 in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 682,000 pounds U3O8 for the three months ended December 31, 2008 and 3,248,000 pounds U3O8 for the year ended December 31, 2008 compared with 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totalled 153,900 pounds and 731,250 pounds respectively for the 2008 periods and 166,000 pounds and 429,000 pounds respectively for the 2007 periods.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the quarter were $57.99 (CDN$70.26) per pound U3O8 including $29.28 (CDN$35.47) per pound U3O8 for amortization, depletion and depreciation costs. For the year ended December 31, 2008, production costs were $55.29 (CDN$58.94) per pound U3O8 including $32.10 (CDN$34.22) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 22,000 pounds U3O8 at December 31, 2008.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Prior to that the Company was processing alternate feed material and produced 94,000 pounds U3O8 prior to beginning processing conventional ore. Production from conventional ore was 485,000 pounds U3O8 and 791,000 pounds U3O8 for the three months and year ended December 31, 2008. The Company also produced 973,000 pounds V2O5 in the fourth quarter and 1,223,000 pounds V2O5 for the year. For the year ended December 31, 2008, production costs for processing conventional ore totalled $65.86 per pound U3O8 and vanadium equivalent including $27.72 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 163,000 pounds U3O8 and 1,223,000 pounds V2O5 at December 31, 2008.
Operating costs include a write-down of $9,500,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $5,188,000 in 2008 and $4,521,000 in 2007.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totalled $647,000 and $3,117,000 for the three months and year ended December 31, 2008 compared with $798,000 and $2,301,000 for the same periods in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2008 exploration expenditures totalled $2,080,000 and totalled $20,114,000 for the year ended December 31, 2008 as compared to $3,990,000 and $20,727,000 for the three months and year ended December 31, 2007.
In the Athabasca Basin region of Saskatchewan, Denison is engaged in uranium exploration on advanced projects as part of the ARC operated McClean, Midwest and Wolly joint ventures and is also participating in a total of 30 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totalled $733,000 of which $624,000 was expensed in the statement of operations for the three months ended December 31, 2008. For the three months ended December 31, 2007, exploration spending totalled $3,180,000 of which $2,977,000 was expensed. For the year ended December 31, 2008, Denison’s share of exploration spending on its Canadian properties totalled $12,943,000 of which $11,953,000 was expensed compared with spending of $17,209,000 of which $16,402,000 was expensed in the year ended December 31, 2007.
Exploration expenditures of $916,000 for the three months ended December 31, 2008 ($1,000,000 for the three months ended December 31, 2007) and of $4,436,000 for the year ended December 31, 2008 ($4,048,000 for the year ended December 31, 2007) were incurred in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrogeological drilling, plant design and environmental studies.
In Zambia, the Company commenced exploration activities during the third quarter including an airborne geophysical survey, linecutting and drilling. Exploration expenditures during the three months ended December 31, 2008 totalled $614,000 and totalled $3,079,000 for the year ended December 31, 2008. Additional expenditures for development of the Mutanga project continued. This work included hydrogeological drilling, metallurgical test work, environmental studies and engineering.
Denison Mines Corp. Annual Report 2008       9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
General and Administrative
General and administrative expenses totalled $3,349,000 for the three months ended December 31, 2008 compared with $3,578,000 for the three months ended December 31, 2007. For the year ended December 31, 2008, general and administrative expenses totalled $14,754,000 compared to $12,323,000 for the same period in 2007. The increase was primarily the result of the acquisition and implementation of new information and financial systems, and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totalled $4,178,000 and $6,062,000 for the three months and year ended December 31, 2008 respectively. In fiscal 2007, stock option expense totalled $352,000 and $1,382,000 for the three months and year ending December 31, 2007. The higher expense is due to the forefeiture of options during the fourth quarter.
Impairment of Goodwill
Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison’s goodwill amount arises from the acquisition of DMI in 2006. The goodwill was allocated to the Canadian mining and exploration segment. Denison examined the fair value of the assets and liabilities of the segment at December 31, 2008. The determination of fair market value was based on discounted cash flow analysis for production assets using consensus expectations for future uranium prices, foreign exchange, future costs and a discount rate of 10.5%. Exploration properties were valued at estimated market value at December 31, 2008. Based on this analysis, the Company determined the fair values have decreased and, as a result, determined that an impairment charge of $36,512,000 should be made and charged to operations in the fourth quarter.
Other Income and Expenses
Other income (expense) totalled $2,533,000 for the three months ended December 31, 2008 compared with $4,284,000 for the three months ended December 31, 2007. For the year ended December 31, 2008, other income (expense) totalled $2,468,000 compared to $41,627,000 for the same period in 2007. This consists primarily of interest expense, foreign exchange gains and a non-cash impairment charge against the Company’s investments in Uranerz Energy Corporation and Energy Metals Limited of $12,952,000. Foreign exchange gains totalled $15,312,000 for the three months and $15,544,000 for the year ended December 31, 2008. The translation of the Zambian kwacha to U.S. dollars accounts for the majority of these amounts. In 2007, other income (expense) was primarily due to gains on the sale of portfolio investments which totalled $5,364,000 and $45,115,000 for the three months and year ended December 31, 2007.
Other income (expense) included interest incurred on company indebtedness of $1,230,000 for the three months and $2,652,000 for year ended December 31, 2008.
Income Taxes
The Company has provided for a current tax recovery of $899,000 and a future tax expense of $8,571,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the first quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $2,169,000.
OUTLOOK FOR 2009
Mining and Production
Canada
Mining at the Sue E and B pits at McClean Lake in northern Saskatchewan was completed in 2008. At December 31, 2008, the McClean Lake mill ore stockpile has approximately 375,600 tonnes of ore containing 6.5 million pounds U3O8, with the Company’s share being 1.46 million pounds U3O8. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009. Mining of the Caribou deposit, which was originally expected to commence in 2009, has been delayed at least a year after a review of the project’s economics at current uranium prices.
Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest project has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for the project, which has been ongoing since December 2005, will be continued through 2009, as well as the engineering for Midwest. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. The status of the project will be reviewed every six months.
United States
Five mines were operating on the Colorado Plateau with production from the Sunday, Pandora, West Sunday, Rim and Beaver mines. The cost of mining and processing this material from some of these operations is, however, above current spot prices. As a result, the Company has placed the Rim and Sunday mines on temporary stand-by. Until new sales contracts are negotiated, the higher cost mines will remain on stand-by with the Company continuing production from the lower cost Pandora, Beaver and West Sunday mines to fill the existing longer-term contracts.
10       Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Production from the Tony M mine in the Henry Mountains complex in Utah has been temporarily suspended. The mine is on care and maintenance and is being maintained in a state to resume mining operations quickly when uranium prices improve. The haulage of the stockpile ore has also been suspended. As of the end of February, there is an estimated 20,000 tons of this material remaining on site.
Production from the mines is being hauled to Denison’s White Mesa mill. At December 31, 2008, a total of 122,000 tons remain on the stockpile at the mill.
At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the air quality permitting process is ongoing, but the Company is unable to determine the length of time required to receive the permit. Once the permit is received, mine production should be able to commence within six months.
The White Mesa mill will continue to process conventional ore in 2009, at least for the period necessary to produce the committed contract share of 500,000 pounds, except for a planned maintenance shutdown in April, lasting up to four weeks. Further mill production from conventional ore will depend upon strengthening of uranium markets or signing of new contracts. The construction of the new $5.0 million alternate feed circuit is on schedule with start-up anticipated in June 2009. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. Based on the changes to the 2009 operating plan, the Company now expects to produce 0.5 to 0.8 million pounds of U3O8 and 0.5 million pounds of V 2O5 at the White Mesa mill in 2009.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 0.5 to 0.6 million pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area.
On Denison’s operated and non-operated projects, a total of approximately 25,675 metres of drilling is planned this winter. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects, where 76 holes totalling 19,075 metres in aggregate are planned.
Denison will also be carrying out a 6,600 metre drill program on its 60% owned Wheeler River project.
In addition to these drill programs, Denison is carrying out a number of geophysical surveys to identify targets for future drill programs. Approximately 1,500 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on seven properties, where over 250 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 125 line kilometres of Horizontal Loop Electromagnetics and over 100 line kilometres of DC Resistivity surveys will be completed during the 2009 season. Over 300 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Southwest United States
Denison is placing its 2009 program on hold as part of its capital conservation program. The results of the 2008 program will be released once assay results have been received.
Mongolia
The Mongolia program will be a combination of limited exploration drilling and drilling of the initial test ISR well fields.
Zambia
In Zambia, Denison will be completing the detailed feasibility study in early April. This document, along with an Environmental Report, will form the basis for the mining application which will be submitted in late April. There is no exploration or other development activities planned for 2009.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2008	2008	2008	2008
(in thousands)	Q4	Q3	Q2	Q1
Total revenues	$36,807	$36,483	$31,713	$18,181
Net income (loss)	(56,762)	332	(13,756)	(10,462)
Basic and diluted earnings (loss) per share	(0.30)	0.00	(0.07)	(0.06)

	2007	2007	2007	2007
(in thousands)	Q4	Q3	Q2	Q1
Total revenues	$36,825	$9,411	$18,809	$11,719
Net income (loss)	23,542	(11,721)	40,489	(5,066)
Basic and diluted earnings (loss) per share	0.12	(0.06)	0.21	(0.03)
Denison Mines Corp. Annual Report 2008       11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $3,206,000 at December 31, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $16,474,000 was due primarily to expenditures of $101,227,000 for property, plant and equipment, the purchase of long-term investments totalling $13,376,000 and cash used in operations of $8,764,000 financed by an increase in debt obligations of $99,547,000 and the issue of new common shares of $7,600,000.
Net cash used in operating activities was $8,764,000 during the year ended December 31, 2008. Net cash from operating activities is comprised of net income for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease of $23,812,000 in trade and other receivables and an increase of $51,099,000 in inventories. The decrease in trade and other receivables is primarily the result of the timing of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods.
Net cash used in investing activities was $115,706,000 consisting primarily of expenditures on property, plant and equipment of $101,227,000 and the purchase of long-term investments of $13,376,000. The long-term investment was primarily the purchase of shares and warrants in Uranerz Energy Corp.
Net cash from financing activities consisted of $99,547,000 from debt obligations, $1,527,000 from the exercise of stock options and $6,073,000 from the issue of flow-through common shares.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $16,474,000 during the year.
The Company has in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;

•	Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization and other allowed adjustments as defined in the credit agreement (“EBITDA”), of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter. EBITDA is calculated on a rolling four quarters’ basis commencing with the third quarter 2008;

•	Minimum interest coverage ratio of 3.0 to 1.0 using rolling EBITDA and rolling interest expense for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and

•	Minimum current ratio of 1.1 to 1.0.
In addition to the financial covenants, there was a one-time only production covenant for 2008 production which was met.
Interest payable under the facility is bankers’ acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 75 and 275 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 60 to 75 basis points depending upon the ratio. A standby fee of 75 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
As of the date hereof, the Company is in compliance with all covenants.
Based on the Company’s current financial projections, a breach of the total net debt to EBITDA covenant is possible by the fourth quarter of 2009 (see Note 1 to the consolidated financial statements).
In January 2009, the Company completed a public offering of 28,750,000 common shares for total gross proceeds of CDN$47,437,500 (US$38,946,000).
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for ongoing maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
12       Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the year ended December 31, 2008.
In 2008, the Company sold 50,000 pounds of U3O8 to UPC at a price of $64.50 per pound for total consideration of $3,225,000. In 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC for the year ended December 31:

	3 Months ended	3 Months ended	Year ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2008	2007	2008	2007
Revenue
Uranium sales	$—	$—	$3,225	$9,750
Management fees (including expenses)	318	645	1,695	2,301
Commission fees on purchase and sale of uranium	—	627	1,234	2,089
Other income (expense)
Loan interest under credit facility	—	5	—	202
Standby fee under credit facility	—	—	—	9

Total	$318	$1,277	$6,154	$14,351

At December 31, 2008, accounts receivable includes $130,000 (2007 – $377,000) due from UPC with respect to the fees indicated above.
During the year ended December 31, 2008, the Company incurred management and administrative service fees of $162,000 (year ended December 31, 2007: $251,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver. At December 31, 2008, nil was due to this company.
OUTSTANDING SHARE DATA
At March 18, 2009, there were 226,045,415 common shares issued and outstanding, 5,628,385 stock options outstanding to purchase a total of 5,628,385 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 241,238,715 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Denison Mines Corp. Annual Report 2008       13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. These factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in commodity prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill. For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.
Inventory
The Company values its concentrate inventories; work in process and ore stockpiles at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and depletion. Realizable value is based on commodity prices, which can be subject to significant change from period-to-period.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.
Provision for Other than Temporary Impairment in the Value of Investments
The Company reviews those investments that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced significant declines in the market based on critical events and current economic conditions, even if those investments have been below cost for less than a six month period. When a loss in value is considered to be other than a temporary impairment this is recognized in the results of operations. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock-based compensation expense in accordance with the CICA Handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
NEW ACCOUNTING STANDARDS ADOPTED
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” this section was amended to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements.
14     Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
b)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

c)	CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

d)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. The Company has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

b)	CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R) “Business Combinations” and No. 160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.

c)	Emerging Issues Committee Abstract 173 “Credit risk and the fair value of financial assets and financial liabilities” requires the Company to consider its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is effective for years beginning after January 1, 2010.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an ongoing basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
CONTRACTUAL OBLIGATIONS
At December 31, 2008, the Company had a reclamation liability of $19,346,000 consisting of $11,436,000 for U.S. mill and mine obligations, $6,734,000 for Elliot Lake and $1,176,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2008 are as follows:

					After
	Total	1 Year	2–3 Years	4–5 Years	5 Years
Debt Obligations	$100,523	$464	$100,030	$29	$—
Operating lease obligations	$2,820	$953	$1,271	$400	$196
Denison Mines Corp. Annual Report 2008     15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2008 are $19,346,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents on its line of credit as collateral against certain of these security items. At December 31, 2008, the amount of these restricted investments and line of credit collateralizing the Company’s reclamation obligations was $27,935,000.
Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2008. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted and is currently being reviewed by the State. Associated with the chloroform contamination have been some elevated concentrations of nitrate, which have been assumed to have resulted from the septic drain fields and which have been included in the investigation and remedial action to date. Recent sample results suggest, however, that there may be other contributing off-site sources of nitrate, which are currently under investigation, although at this time there has been no change to the interim remedial action. While the investigations to date indicate that this chloroform and nitrate contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licences in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, including during the current credit crisis, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline. If an active market does not exist, investors may lose their entire investment in the Corporation.
16      Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long- and short-term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
McClean Lake, Midwest, Arizona Strip, Colorado Plateau, Henry Mountains, GSJV, Mutanga and Dibwe reserves and resources are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that the Midwest deposit, certain of its U.S. properties, and its Mongolian and Zambian properties will be put into production, there can be no assurance that they will be.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Denison Mines Corp. Annual Report 2008      17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
18      Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer time than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Denison Mines Corp. Annual Report 2008      19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Accounting Policies
The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgments or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgment in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison has borrowed a significant amount of cash under the Credit Facility. Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by all of DMI’s property and by a pledge of the shares of DMI, and with the property of its material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium or vanadium purchased or the environmental services provided.
20     Denison Mines Corp. Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2008
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this MD&A or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
Denison Mines Corp. Annual Report 2008      21

RESPONSIBILITY FOR FINANCIAL STATEMENTS
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgment of independent specialists.
The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report outlines the scope of their examination and expresses their opinions on the consolidated financial statements and internal control over financial reporting.

E. Peter Farmer	James R. Anderson

Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
March 18, 2009
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2008.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the Company’s internal control over financial reporting that occurred during 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
22      Denison Mines Corp. Annual Report 2008

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Denison Mines Corp.
We have completed integrated audits of Denison Mine Corp’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Denison Mines Corp. as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive income (loss) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.
Internal Control over Financial Reporting
We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2009
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the shareholders dated March 18, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ report when these are adequately disclosed in the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2009
Denison Mines Corp. Annual Report 2008      23

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2008	2007
ASSETS
Current
Cash and equivalents	$3,206	$19,680
Trade and other receivables	12,894	39,667
Note receivables	181	455
Inventories (Note 5)	44,733	30,921
Investments (Note 6)	—	13,930
Prepaid expenses and other	1,275	1,492

	62,289	106,145
Inventories — ore in stockpiles (Note 5)	5,016	—
Investments (Note 6)	10,691	20,507
Property, plant and equipment, net (Note 7)	717,433	727,823
Restricted cash and equivalents (Note 8)	21,286	17,797
Intangibles (Note 9)	4,978	6,979
Goodwill (Note 10)	63,240	122,330

	$884,933	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$23,787	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 11)	329	404
Reclamation and remediation obligations (Note 12)	875	565
Debt obligations (Note 13)	464	42
Other long-term liabilities (Note 14)	2,179	6,577

	27,634	30,230
Deferred revenue	2,913	2,359
Provision for post-employment benefits (Note 11)	3,028	4,030
Reclamation and remediation obligations (Note 12)	18,471	19,824
Debt obligations (Note 13)	99,290	—
Other long-term liabilities (Note 14)	1,191	7,343
Future income tax liability (Note 15)	124,054	141,525

	276,581	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	666,278	662,949
Share purchase warrants (Note 17)	11,728	11,728
Contributed surplus (Notes 18 and 19)	30,537	25,471
Deficit	(95,482)	(14,834)
Accumulated other comprehensive income (loss) (Note 20)	(4,709)	110,956

	(100,191)	96,122

	608,352	796,270

	$884,933	$1,001,581

Issued and outstanding common shares (Note 16)	197,295,415	189,731,635

Going concern basis of accounting (Note 1)
Contingent liabilities and commitments (Note 27)
On Behalf of the Board of Directors:

E. Peter Farmer	Catherine J.G. Stefan
Director	Director
See accompanying notes to the consolidated financial statements.
24     Denison Mines Corp. Annual Report 2008

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of U.S. dollars except for per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
REVENUES (Note 22)	$123,184	$76,764

EXPENSES
Operating expenses	118,069	47,038
Sales royalties and capital taxes	3,117	2,301
Mineral property exploration	20,114	20,727
General and administrative	14,754	12,323
Stock option expense (Note 19)	6,062	1,382
Goodwill impairment (Note 10)	36,512	—

	198,628	83,771

Loss from operations	(75,444)	(7,007)
Other income, net (Note 21)	2,468	41,627

Income (loss) before taxes	(72,976)	34,620
Income tax recovery (expense) (Note 15):
Current	899	(3,141)
Future	(8,571)	15,765

Net income (loss) for the year	$(80,648)	$47,244

Deficit, beginning of year	$(14,834)	$(62,078)

Deficit, end of year	$(95,482)	$(14,834)

Net income (loss) for the year	$(80,648)	$47,244
Change in unrealized gain (loss) on investments	(17,884)	(6,742)
Change in foreign currency translation	(97,781)	101,354

Comprehensive income (loss) for the year	$(196,313)	$141,856

Net income (loss) per share
Basic	$(0.42)	$0.25
Diluted	$(0.42)	$0.24
Weighted-average number of shares outstanding (in thousands)
Basic	190,218	188,722
Diluted	190,218	193,613
Going concern basis of accounting (Note 1)
See accompanying notes to the consolidated financial statements.
Denison Mines Corp. Annual Report 2008      25

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss) for the year	$(80,648)	$47,244
Items not affecting cash:
Depletion, depreciation, amortization and accretion	39,588	13,386
Goodwill impairment charge	36,512	—
Investment impairment charge	12,952	—
Stock-based compensation	6,062	1,382
Losses (gains) on asset disposals	(181)	(45,119)
Losses (gains) on restricted investments	(1,176)	(327)
Write-downs and other non-cash	9,748	2,425
Change in future income taxes	8,571	(15,765)
Foreign exchange	(15,544)	—
Net change in non-cash working capital items (Note 25)	(24,648)	(26,310)

Net cash used in operating activities	(8,764)	(23,084)

INVESTING ACTIVITIES
Acquisition of businesses, net of cash and equivalents acquired (Note 4)	—	(158,583)
Decrease in notes receivable	274	9,778
Purchase of long-term investments	(13,376)	(1,458)
Proceeds from sale of long-term investments	1,316	52,870
Expenditures on property, plant and equipment	(101,227)	(59,578)
Proceeds from sale of property, plant and equipment	4	33
Increase in restricted investments	(2,697)	(1,531)

Net cash used in investing activities	(115,706)	(158,469)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	99,547	(50)
Issuance of common shares for cash:
New share issues	6,073	102,151
Exercise of stock options and warrants	1,527	5,114

Net cash provided by financing activities	107,147	107,215

Net decrease in cash and equivalents	(17,323)	(74,338)
Foreign exchange effect on cash and equivalents	849	24,891
Cash and equivalents, beginning of year	19,680	69,127

Cash and equivalents, end of year	$3,206	$19,680

Cash and cash equivalents comprised of:
Cash	3,206	9,437
Cash equivalents	—	10,243

	$3,206	$19,680

Supplemental cash flow disclosure:
Interest paid	2,514	23
Income taxes paid	1,811	—
See accompanying notes to the consolidated financial statements.
26     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, unless otherwise noted)
1.	GOING CONCERN BASIS OF ACCOUNTING
As a result of current economic conditions, prices and demand for our commodities may remain depressed for a prolonged period of time which may cause the Company to fully utilize its available credit facilities within the next twelve months and be in non-compliance with certain of its financial covenants. In particular, the net total debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio, as defined in the Company’s credit agreement, may not be met at December 31, 2009.
The Company is addressing the near term liquidity requirements by taking a number of steps to reduce the borrowing requirements including the temporary closure of negative cash flow operations, the deferral of exploration and development expenditures and the reduction of the Company’s workforce.
In addition the Company is pursuing the sale of certain of its interests in assets and investigating alternate debt or equity financing that will allow the Company to meet its obligations in the normal course of business. There are no assurances that additional financing will be raised and in the event that the Company sells an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.
Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.
The accounting principles used in these consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
2.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Denison Mines Inc. (“DMI”), a subsidiary of the Company, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
References to “2008” and “2007” refer to the year ended December 31, 2008 and the year ended December 31, 2007 respectively.
3.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 29.
Denison Mines Corp. Annual Report 2008      27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2008:

		Ownership
	Location	Interest
Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%
As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake Joint Venture	Canada	22.50%
Midwest Joint Venture	Canada	25.17%
Significant Accounting Policies
The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
a) Principles of Consolidation
These consolidated financial statements include the accounts of DMC, its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
The companies and ventures controlled by DMC are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financing, investing and strategic operating policies without co-operation of others in order to benefit from its activities.
The companies and ventures jointly controlled by DMC are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
The companies and ventures in which DMC exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.
Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities’ expected losses and / or expected residual returns.
b) Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the quantities and net realizable value of inventories, assumptions used in impairment testing and valuation of long-lived assets, determination of reporting units and the valuation of reporting units for goodwill determination, determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.
c) Foreign Currency Translation
The Company’s currency of measurement for its Canadian operations is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its self sustaining Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Foreign currency translation gains and losses are recorded in accumulated other comprehensive income which will be recognized in the results of operations upon the dilution or other reduction in equity of the net investment.
28       Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in the results of operations. Foreign currency transactions are translated using the exchange rates prevailing at the rate of exchange in effect at the date the transactions are recognized in income. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the results of operations.
d) Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.
e) Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.
f) Cash and Equivalents
Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted cash and equivalents.
g) Inventories
The Company applies CICA Handbook Section 3031: Inventories which provides guidance on the determination of cost and the cost formulas that are used to assign costs to inventories.
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.
In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labour, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.
Mine and mill supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.
h) Investments
Equity investments over which the Company does not exercise significant influence are accounted for as available for sale securities.
Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.
i) Property, Plant and
Equipment
Plant and equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.
Denison Mines Corp. Annual Report 2008      29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.
Exploration and development expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Impairment of Long-Lived Assets
The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.
Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future discounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.
j) Asset Retirement Obligations
The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.
Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.
The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
k) Goodwill and Other Intangibles
Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
l) Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.
m) Revenue Recognition
Revenue from the sale of uranium concentrate to customers is recognized when title to the product passes to the customer, delivery is effected by book transfer and price is reasonably determinable.
Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.
30      Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.
Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.
Revenues are recognized only to the extent they are reasonably considered to be collectible.
n) Stock-Based Compensation
CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.
Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.
o) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not meet this assumption as the result would be anti-dilutive.
p) Financial Instruments — Recognition and Measurement / Presentation and Disclosure
Financial assets and financial liabilities are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain financial instruments that arise in related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, loans and receivables, held-to-maturity, or other financial liabilities. The held-for-trading classification is applied when an entity is ‘trading’ in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the initial fair value of the related financial instrument.
Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized on the Consolidated Statement of Operations and Deficit. Financial assets classified as available-for-sale are measured at fair value with changes in those fair values recognized in other comprehensive income. Financial assets classified as loans and receivables, held to maturity or other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized in the results of operations.
For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method.
The Company has implemented the following classifications:
•	Cash and equivalents are classified as held-for-trading and any period change in fair value is recorded through the results from operations.

•	Trade and other receivables and Notes receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•	Investments are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. Where the investment experiences an other-than-temporary decline in value, the loss is recognized in the results of operations.

•	Accounts payable and accrued liabilities and Debt obligations are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in other income, as applicable.
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2008:
a)	CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” which was amended to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see Note 26).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see Note 26).
Denison Mines Corp. Annual Report 2008      31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. The Company has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

b)	CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R) “Business Combinations” and No. 160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.

c)	Emerging Issues Committee Abstract 173 “Credit risk and the fair value of financial assets and financial liabilities” requires the Company to consider its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is effective for years beginning after January 1, 2010.
Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
4.	ACQUISITIONS
Acquisition of OmegaCorp Limited (“OmegaCorp”)
Effective August 1, 2007, the Company acquired 100% of the common shares of OmegaCorp, an exploration and development company. The cost of this investment, which was settled in cash, was $167,204,000.
The allocation of the purchase price for OmegaCorp is summarized below.

OmegaCorp
Fair Value
August 1,
(in thousands)	2007
Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment
Plant and equipment	199
Mineral properties	208,088

Total assets	220,173

Accounts payable and accrued liabilities	947
Future income tax liability	52,022

Total liabilities	52,969

Net assets purchased	$167,204

OmegaCorp’s assets and liabilities were measured at their individual fair values as of August 1, 2007. The majority of the fair value has been allocated to the Mutanga project mineral property resources included in the property, plant and equipment value above. In arriving at these fair values, management has made assumptions, estimates and assessments at the time these fair values were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the statutory income tax rate that was in effect at the time of the acquisition. In Zambia, the income tax rate used in the estimate was 25%.
In 2008, the Zambian government enacted legislation increasing the income tax rate for mining companies from 25% to 30%. The impact of this change on OmegaCorp’s future tax liability has been recorded in the statement of operations.
32     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.	INVENTORIES
The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007
Uranium concentrates and work-in-progress	$12,378	$8,344
Vanadium concentrates and work-in-progress	4,445	—
Inventory of ore in stockpiles	26,841	19,289
Mine and mill supplies	6,085	3,288

	$49,749	$30,921

Inventories:
Current	$44,733	$30,921
Long-term — ore in stockpiles	5,016	—

	$49,749	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production. Operating expenses are predominantly cost of sales and include a write down of $9,500,000 relating to the net realizable value of the Company’s vanadium inventory.
6.	INVESTMENTS
The investments balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007
Investments
Available for sale securities at fair value (1)	$10,691	$34,437

	$10,691	$34,437

Investments:
Current	—	13,930
Long-term	10,691	20,507

	$10,691	$34,437

(1)	For accounting purposes, effective January 1, 2007, investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax.
Investments
At December 31, 2008, investments consist of equity instruments of six publicly-traded companies at a fair value of $10,691,000 (December 31, 2007: $34,437,000).
During 2008, the Company acquired additional equity interests in investments at a cost of $13,376,000 (2007: $1,458,000).
During 2008, the Company purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”) for $13,329,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of Uranerz for a period of 24 months (subject to acceleration under certain conditions) at an exercise price of US$3.50 per share.
Due to the significant decline in the market value of the Company’s investments during the fourth quarter of 2008, the Company has taken impairment charges of $7,602,000 on its investment in Uranerz and $5,350,000 on its investment in Energy Metals Limited (see Note 21).
During 2008, the Company sold equity interests in several public companies for cash consideration of $1,316,000. The resulting gain has been included in net other income in the statement of operations (see Note 21).
During 2007, the Company sold 1,152,000 common shares of Energy Metals Corp (“EMC”) for cash consideration of approximately $17,447,000 (CDN$18,754,000). The resulting gain has been included in net other income in the statement of operations (see Note 21). The Company no longer holds a common share interest in EMC.
Investments in Affiliates
During 2007, the Company sold its remaining 30,598,750 common share interest of Fortress Minerals Corp. (“Fortress”) for cash consideration of approximately $35,413,000 (CDN$38,067,000). The resulting gain has been included in net other income in the statement of operations (see Note 21).
Denison Mines Corp. Annual Report 2008     33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s investment in Fortress has been subject to varying degrees of ownership interest. These financial statements include the accounts of Fortress Minerals Corp. on an equity method basis for the six month period up to June 30, 2007. The equity method was discontinued subsequent to June 30, 2007 and the appropriate portion of the cumulative equity accounting adjustments were recognized as part of the gain referred to above.
7.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2008	2007
Cost, net of write-downs
Plant and equipment
Mill and mining related	$169,971	$135,375
Environmental services and other	2,439	2,742
Mineral properties	590,758	609,569

	763,168	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	16,938	9,182
Environmental services and other	1,146	843
Mineral properties	27,651	9,838

	45,735	19,863

Property, plant and equipment, net	$717,433	$727,823

Net book value
Plant and equipment
Mill and mining related	$153,033	$126,193
Environmental services and other	1,293	1,899
Mineral properties	563,107	599,731

	$717,433	$727,823

The carrying values of the Company’s plant and equipment and mineral properties are tested for impairment when conditions warrant. In view of the current market volatility, the Company has reviewed all of its plant and equipment and mineral properties for impairment using long-term estimated prices and exchange rates. The Company will continue to monitor these assets for impairment.
Plant and Equipment — Mill and Mining Related
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.
The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.
Plant and Equipment — Environmental Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. The most significant of these interests are as follows:
Canada
The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage and were acquired by the Company in 2006, along with some other exploration projects, as part of the DMI acquisition.
34     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other significant mineral property interests that the Company has in Canada include:
a)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

b)	Wheeler River — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. During 2007, the Company fulfilled its obligations under the option agreement and increased its ownership interest in the project from 40% to 60%;

c)	Wolly — In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at December 31, 2008, the Company has incurred a total of CDN$3,822,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement; and

d)	Park Creek — In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at December 31, 2008, the Company has incurred a total of CDN$3,341,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.
United States
During 2008 and 2007, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado, Utah and Arizona which had been shut down since 1999.
In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding transaction costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see Note 16).
Mongolia
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.
Zambia
In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of OmegaCorp. The deposits, which are part of the Mutanga project, were acquired at a fair value of $208,088,000 (see Note 4). The fair value amount includes $52,022,000 associated with the future tax liability at the time of the acquisition.
8.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. The restricted cash and equivalents balance consists of:

	December 31,	December 31,
(in thousands)	2008	2007
U.S. mill and mine reclamation	$19,745	$15,849
Elliot Lake reclamation trust fund	1,541	1,948

	$21,286	$17,797

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2008, the Company deposited an additional $2,123,000 into its collateral account (2007: $982,000).
Elliot Lake Reclamation Trust Fund
The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2008, the Company withdrew $603,000 (CDN$643,000) (2007: $468,900 (CDN$503,500)) and deposited an additional $497,000 (CDN$530,000) into the Elliot Lake Reclamation Trust Fund (2007: $514,000 (CDN$552,000)).
Denison Mines Corp. Annual Report 2008     35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.	INTANGIBLES
A continuity summary of intangibles is presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Intangibles, beginning of year	$6,979	$10,844
Fair value allocation adjustments	—	(4,279)
Amortization	(900)	(958)
Foreign exchange	(1,101)	1,372

Intangibles, end of year	$4,978	$6,979

Intangibles, by item:
UPC management contract	4,557	6,495
Urizon technology licences	421	484

	$4,978	$6,979

UPC Management Contract
The UPC management contract is associated with the acquisition of DMI in 2006. The initial fair value of $10,481,000 was determined using a discounted cash flow approach after taking into account an appropriate discount rate. In 2007, the Company adjusted the fair value of the contract by $4,279,000 and adjusted the estimated useful life of the contract to 8 years. The contract is being amortized over its 8 year estimated useful life. The fair value adjustment (net of future tax effects) has been reclassified to goodwill.
Urizon Technology Licences
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology licence to the joint venture while the Company contributed $1,500,000 in cash together with its technology licence. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.

This Urizon technology licence is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licences.
10.	GOODWILL
A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Goodwill, beginning of year	$122,330	$102,841
Fair value allocation adjustments	—	1,314
Impairment charge	(36,512)	—
Foreign exchange	(22,578)	18,175

Goodwill, end of year	$63,240	$122,330

Goodwill, by business unit:
Canada mining segment	$63,240	$122,330

The Company’s acquisition of DMI was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.
In 2008, the Company experienced adverse economic conditions and depressed uranium and vanadium prices. Based on management’s revised outlook, the Company recorded an impairment charge of $36,512,000 representing the carrying value of the goodwill in excess of fair value. Fair value was determined by using estimated future net cash flows which included estimated recoverable reserves, future consensus prices, future foreign exchange rates and estimated operating and capital costs.

In 2007, the Company finalized the purchase price allocation associated with its acquisition of DMI resulting in an increase in goodwill of $1,314,000.
11.	POST-EMPLOYMENT BENEFITS
The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.
36     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 1, 2008. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	7.50%
Initial medical cost growth rate per annum	11.00%
Medical cost growth rate per annum decline to	5.00%
Year in which medical cost growth rate reaches its final level	2014
Dental cost growth rate per annum	4.00%
A continuity summary of post-employment benefits is presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Post-employment liability, beginning of year	$4,434	$3,971
Benefits paid	(338)	(432)
Interest cost	194	215
Amortization of experience gain	(127)	—
Foreign exchange	(806)	680

Post-employment liability, end of year	$3,357	$4,434

Post-employment liability:
Accrued benefit obligation	$3,157	$4,434
Unamortized experience gain	200	—

Post-employment liability, end of year	$3,357	$4,434

Post-employment benefits liability by duration:
Current	$329	$404
Non-current	3,028	4,030

	$3,357	$4,434

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 10.7 years as at the December 1, 2008 actuarial valuation.
12.	RECLAMATION AND REMEDIATION OBLIGATIONS
A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Reclamation obligations, beginning of year	$20,389	$18,447
Accretion	1,996	1,364
Expenditures incurred	(849)	(436)
Liability adjustments	(339)	(449)
Foreign exchange	(1,851)	1,463

Reclamation obligations, end of year	$19,346	$20,389

Site restoration liability by location:
U.S. Mill and Mines	$11,436	$10,467
Elliot Lake	6,734	8,319
McLean Lake and Midwest Joint Ventures	1,176	1,603

	$19,346	$20,389

Site restoration liability:
Current	$875	$565
Non-current	18,471	19,824

	$19,346	$20,389

Denison Mines Corp. Annual Report 2008     37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Site Restoration: U.S. Mill and Mines
The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,892,000 and $2,544,000, respectively. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $23,717,000.
Site Restoration: Elliot Lake
The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licences issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $39,020,000.
Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).
Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture
The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $14,035,000.
Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.
13.	DEBT OBLIGATIONS
Debt obligations consist of:

	At December 31,	At December 31,
(in thousands)	2008	2007
Revolving line of credit	$99,998	$—
Deferred debt issue costs	(769)	—
Notes payable and other financing	525	42

	$99,754	$42

Other long-term liabilities:
Current	464	42
Non-current	99,290	—

	$99,754	$42

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during 2008 was 4.48%.
As at December 31, 2008, the Company has drawn $99,998,000 under the facility. It had also deferred $1,078,000 (CDN$1,122,000) of incremental costs associated with its set-up. These costs are being amortized over the three year term of the facility.
38     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Scheduled Debt Obligation Maturities
The table below represents currently scheduled maturities of debt obligations over the next 5 years:

(in thousands)
2009	$464
2010	16
2011	100,014
2012	16
2013	13
2014 and thereafter	—
14.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	December 31,	December 31,
(in thousands)	2008	2007
Unamortized fair value of sales contracts	$2,429	$12,812
Unamortized fair value of toll milling contracts	821	1,008
Other	120	100

	$3,370	$13,920

Other long-term liabilities:
Current	2,179	6,577
Non-current	1,191	7,343

	$3,370	$13,920

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
15. INCOME TAXES
The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2008	2007
Combined basic tax rate	33.5%	36.0%
Income (loss) before taxes	$(72,976)	$34,620

Income tax expense (recovery) at basic tax rate	(24,447)	12,465
Non-deductible amounts	19,597	796
Non-taxable amounts	(9,138)	(8,712)
Flow through shares renounced	(5,267)	—
Difference in foreign tax rates	504	748
Change in valuation allowance	14,083	(4,227)
Impact of legislative changes	10,738	(10,797)
Other	1,602	(2,897)

Tax expense (recovery) per consolidated financial statements	$7,672	$(12,624)

Denison Mines Corp. Annual Report 2008     39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Future income tax assets:
Inventory	$3,515	$—
Property, plant and equipment, net	9,202	9,755
Long-term investments	1,220	—
Intangibles	—	106
Deferred revenue	—	944
Post-employment benefits	960	1,208
Reclamation and remediation obligations	6,160	2,271
Other long-term liabilities	890	3,732
Tax loss carryforwards	12,566	1,735
Other	4,942	3,347

	39,455	23,098
Future income tax liability:
Inventory	(2,802)	(3,492)
Long-term investments	(580)	(4,517)
Property, plant and equipment, net	(136,754)	(146,764)
Intangibles	(1,247)	(1,770)
Other	(756)	—

Future tax liabilities — net	(102,684)	(133,445)
Valuation allowance	(21,370)	(8,080)

Net future income tax liabilities	$(124,054)	$(141,525)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.
At December 31, 2008, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry
Australia	$1,278	Unlimited
Canada	3,511	2028
Mongolia	358	2009–2010
United States	20,346	2018–2028
Zambia	3,653	2011–2013
The tax benefit of the above Canadian, Mongolian, United States and Zambian non-capital loss carry-forwards has not been recognized in the financial statements.
40     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount
Balance at December 31, 2006	178,142,682	$548,069

Issued for cash:
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,268)
Exercise of stock options	1,367,962	5,102
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,663
Fair value of share purchase warrants exercised	—	5
Other	404	—

	11,588,953	114,880

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash:
New issue gross proceeds	7,275,000	6,469
New issue gross issue costs	—	(396)
Exercise of stock options	288,780	1,527
Renunciation of flow-through share liability	—	(5,267)
Fair value of stock options exercised	—	996

	7,563,780	3,329

Balance at December 31, 2008	197,295,415	$666,278

New Issues
In December 2008, the Company completed a private placement of 7,275,000 flow-through common shares at a price of CDN$1.10 per share for gross proceeds of $6,469,000 (CDN$8,002,500). The income tax benefits of this issue were renounced to the subscribers in February 2009.
In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000). The income tax benefits of this issue were renounced to the subscribers in February 2008.
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).
Acquisition Related Issues
In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property (see Note 7).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at December 31, 2008, the Company has fully met its CDN$18,000,000 April 2007 flow-through share obligation. As at December 31, 2008, the Company has not yet spent any significant monies against its CDN$8,002,500 December 2008 flow-through share obligation.
Denison Mines Corp. Annual Report 2008     41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted-Average
	Exercise Price	Number of	Fair
	per Share	Common Shares	Value
(in thousands except share amounts)	(CDN $)	Issuable	Amount
Balance outstanding at December 31, 2006	8.70	9,567,507	$11,733

Warrants exercised in 2007	5.21	(2,592)	(5)

Balance outstanding at December 31, 2007 and December 31, 2008	8.70	9,564,915	$11,728

Balance exercisable at December 31, 2007 and December 31, 2008	8.70	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)		3,156,915	5,898
March 2006 series (2)		6,408,000	5,830

Balance outstanding at December 31, 2007 and December 31, 2008		9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.
18.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2008	2007
Balance, beginning of year	$25,471	$30,752
Stock-based compensation expense (note 19)	6,062	1,382
Fair value of stock options exercised	(996)	(6,663)

Balance, end of year	$30,537	$25,471

19.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2008, an aggregate of 10,307,410 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2008		2007
		Weighted-Average		Weighted-Average
	Number of	Exercise Price	Number of	Exercise Price
	Common	per Share	Common	per Share
	Shares	(CDN $)	Shares	(CDN $)
Stock options outstanding, beginning of year	5,961,354	$7.27	6,648,316	$6.23
Granted	3,093,000	7.57	717,000	11.19
Exercised	(288,780)	5.30	(1,367,962)	4.21
Forfeitures — voluntary	(2,415,490)	8.49	—	—
Expired	(813,700)	6.54	(36,000)	10.74

Stock options outstanding, end of year	5,536,384	$7.11	5,961,354	$7.27

Stock options exercisable, end of year	4,864,301	$7.33	5,520,872	$6.96

42     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A summary of stock options outstanding of the Company at December 31, 2008 is presented below:

	Weighted-		Weighted-
	Average		Average
	Remaining		Exercise
	Contractual	Number of	Price per
	Life	Common	Share
Range of Exercise Prices per Share (CDN $)	(Years)	Shares	(CDN $)
Stock options outstanding
$1.37 to $4.87	5.42	1,217,575	$2.01
$5.02 to $8.50	5.99	1,866,799	5.49
$10.08 to $15.30	1.05	2,452,010	10.87

Stock options outstanding, end of year	3.68	5,536,384	$7.11

A summary of stock options outstanding of the Company at December 31, 2007 is presented below:

	Weighted-		Weighted-
	Average		Average
	Remaining		Exercise
	Contractual	Number of	Price per
	Life	Common	Share
Range of Exercise Prices per Share (CDN $)	(Years)	Shares	(CDN $)
Stock options outstanding
$1.88 to $4.87	6.48	1,044,555	$2.14
$5.02 to $7.53	7.28	2,225,799	5.29
$10.08 to $15.30	2.10	2,691,000	10.89

Stock options outstanding, end of year	4.80	5,961,354	$7.27

Options outstanding at December 31, 2008 expire between May 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2008	2007
Risk-free interest rate	2.58% – 3.29%	3.95% to 4.46%
Expected stock price volatility	52.2% – 61.7%	46.4% – 63.0%
Expected life	2.1 – 3.5 years	2.1 – 3.5 years
Expected forfeitures	—	—
Expected dividend yield	—	—
Fair value per share under options granted	CDN$0.63 – CDN$4.49	CDN$3.18 – CDN$5.32
Stock-based compensation would be allocated as follows in the consolidated statement of operations:

(in thousands)	2008	2007
Operating expenses	$599	$423
Mineral property exploration	591	236
General and administrative	4,872	723

	$6,062	$1,382

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. During 2008, 2,415,490 stock options were voluntarily forfeited. These were accounted for as cancelled and the remaining associated fair value of $5,250,000 has been expensed. At December 31, 2008, the Company had an additional $1,254,000 in stock-based compensation expense to be recognized periodically to May 2011.
Denison Mines Corp. Annual Report 2008     43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A continuity summary of accumulated other comprehensive income (loss) is as follows:

(in thousands)	2008	2007
Cumulative foreign currency translation gain (loss)
Balance, beginning of year	$92,856	$(8,498)
Change in foreign currency translation	(97,781)	101,354

Balance, end of year	(4,925)	92,856

Unrealized gains on investments
Balance, beginning of year	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	24,842
Net increase (decrease) in unrealized gains, net of tax (2)	(17,884)	(6,742)

Balance, end of year	216	18,100

Accumulated other comprehensive income (loss), end of year	$(4,709)	$110,956

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2008, approximately $196,000 of gains from asset disposals and $12,952,000 of other than temporary losses were realized and reclassified to the income statement within “Other income, net”.
21.	OTHER INCOME, NET

The elements of other income, net in the statement of operations is as follows:

(in thousands)	2008	2007
Interest income, net of fees	$1,114	$5,694
Interest expense	(2,652)	(29)
Gains (losses) on:
Foreign exchange	15,544	(9,671)
Land, plant and equipment	125	(18)
Investment disposals	196	45,115
Investment other than temporary losses	(12,952)	—
Restricted cash and equivalents	1,176	536
Other	(83)	—

Other income (expense), net	$2,468	$41,627

44     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For 2008, business segment results were as follows:

	Canada	U.S.A.	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total
Statement of Operations:
Revenues	52,698	61,995	—	—	8,491	123,184

Expenses
Operating expenses	44,432	67,612	—	—	6,025	118,069
Sales royalties and capital taxes	3,016	—	—	—	101	3,117
Mineral property exploration	11,953	298	3,079	4,784	—	20,114
General and administrative	—	—	—	—	14,754	14,754
Stock option expense	—	—	—	—	6,062	6,062
Goodwill impairment	36,512	—	—	—	—	36,512

	95,913	67,910	3,079	4,784	26,942	198,628

Income (loss) from operations	(43,215)	(5,915)	(3,079)	(4,784)	(18,451)	(75,444)

Revenues — supplemental:
Uranium concentrates	52,698	61,890	—	—	—	114,588
Environmental services	—	—	—	—	5,562	5,562
Management fees and commissions	—	—	—	—	2,929	2,929
Alternate feed processing and other	—	105	—	—	—	105

	52,698	61,995	—	—	8,491	123,184

Long-lived assets:
Property, plant and equipment
Plant and equipment	78,223	73,859	669	282	1,293	154,326
Mineral properties	289,637	43,324	223,456	6,690	—	563,107
Intangibles	—	422	—	—	4,556	4,978
Goodwill	63,240	—	—	—	—	63,240

	431,100	117,605	224,125	6,972	5,849	785,651

For 2007, business segment results were as follows:

	Canada	U.S.A.	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total
Statement of Operations:
Revenues	32,915	34,736	—	—	9,113	76,764

Expenses
Operating expenses	27,012	14,598	—	—	5,428	47,038
Sales royalties and capital taxes	2,215	—	—	—	86	2,301
Mineral property exploration	16,402	126	—	4,067	132	20,727
General and administrative	—	—	—	—	12,323	12,323
Stock option expense	—	—	—	—	1,382	1,382

	45,629	14,724	—	4,067	19,351	83,771

Income (loss) from operations	(12,714)	20,012	—	(4,067)	(10,238)	(7,007)

Revenues — supplemental:
Uranium concentrates	32,915	32,210	—	—	—	65,125
Environmental services	—	—	—	—	4,723	4,723
Management fees and commissions	—	—	—	—	4,390	4,390
Alternate feed processing and other	—	2,526	—	—	—	2,526

	32,915	34,736	—	—	9,113	76,764

Long-lived assets:
Property, plant and equipment
Plant and equipment	86,810	38,981	314	88	1,899	128,092
Mineral properties	369,066	18,601	209,694	2,370	—	599,731
Intangibles	—	484	—	—	6,495	6,979
Goodwill	122,330	—	—	—	—	122,330

	578,206	58,066	210,008	2,458	8,394	857,132

Denison Mines Corp. Annual Report 2008     45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2008, four customers accounted for approximately 68% of total revenues. During 2007, three customers accounted for approximately 91% of total revenues.
23.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for ongoing maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. As at December 31, 2008 and December 31, 2007, there were no drawn amounts outstanding under these facilities.
In 2008, the Company sold 50,000 pounds of U3O8 to UPC at a price of $64.50 per pound for total consideration of $3,225,000. In 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC for the periods noted:

(in thousands)	2008	2007
Revenue
Uranium sales	$3,225	$9,750
Management fees (including expenses)	1,695	2,301
Commission fees on purchase and sale of uranium	1,234	2,089
Other income (expense):
Loan interest under credit facility	—	202
Standby fee under credit facility	—	9

	$6,154	$14,351

At December 31, 2008, accounts receivable includes $130,000 (2007: $377,000) due from UPC with respect to the fees indicated above.
Other
During 2008 and 2007, the Company had the following additional related party transactions:
a)	In 2007, the Company sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	Management and administrative service fees of $162,000 (2007: $251,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2008, an amount of nil (2007: $9,000) was due to this company; and

c)	In 2007, the Company provided executive and administrative services to Fortress and charged an aggregate of $69,000 for such services.
24.	JOINT VENTURE INTERESTS
The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.
46     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A summary of joint venture information is as follows:

(in thousands)	2008	2007
Operating expenses	$43,779	$26,179
Mineral property exploration	14,168	14,009
General and administrative	214	63
Net other income	(40)	(46)

Loss for the year before taxes	58,121	40,205

Current assets	15,718	21,044
Property, plant and equipment
Plant and equipment	77,669	85,997
Mineral properties	296,307	371,437
Intangibles	421	484
Current liabilities	4,176	4,177
Long-term liabilities	2,096	2,712

Net investment in joint ventures	$383,843	$472,073

25.	SUPPLEMENTAL CASH FLOW INFORMATION
The net change in non-cash working capital items is as follows:

(in thousands)	2008	2007
Decrease (increase) in non-cash working capital items:
Trade and other receivables	$23,812	$(28,443)
Inventories	(51,099)	(9,468)
Prepaid expenses and other current assets	136	(687)
Accounts payable and accrued liabilities	3,136	14,636
Reclamation and remediation obligations	(849)	(436)
Deferred revenue	554	(1,480)
Post-employment benefits	(338)	(432)

Net change in non-cash working capital items	$(24,648)	$(26,310)

26.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at December 31, 2008, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.
The total capital as at December 31, 2008 and 2007 is calculated as follows:

(in thousands)	2008	2007
Debt obligations — current and long-term	$99,754	$42
Less: Cash and equivalents	(3,206)	(19,680)

Adjusted net debt (cash)	96,548	(19,638)
Shareholders’ Equity	608,352	796,270

Adjusted net debt to Shareholders’ Equity ratio	15.9%	—

The debt obligations increased during the year to finance the Company’s ongoing mine development and exploration programs.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and U.S. government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.
Denison Mines Corp. Annual Report 2008     47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see Note 13).

The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years
Accounts payable and accrued liabilities	$23,787	$—
Debt obligations (Note 13)	464	100,059

	$24,251	$100,059

c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at December 31, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)
Canadian dollar
10% increase in value	$(924)	$41,561
10% decrease in value	$924	$(41,561)
Zambian kwacha
10% increase in value	$(5,429)	$(5,429)
10% decrease in value	$5,429	$5,429

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during 2008 on its outstanding borrowings was 4.48%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in 2008 by approximately $624,000.
e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at December 31, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)
Commodity price risk
10% increase in uranium prices (2)	$5,906	$5,906
10% decrease in uranium prices (2)	$(5,906)	$(5,906)
Equity price risk
10% increase in equity prices	$—	$1,069
10% decrease in equity prices	$—	$(1,069)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 12 month average actual realized price and adjusting the uranium pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.
48     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations is approximately $83,740,000.
27.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.
Performance Bonds and Letters of Credit
In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2008, the Company had outstanding bonds and letters of credit of $24,081,000 of which $19,745,000 is collateralized by restricted cash and equivalents (see Note 8) and $6,645,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes.
Others
The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)
2009	$953
2010	827
2011	444
2012	294
2013	106
2014 and thereafter	196
28.	SUBSEQUENT EVENTS
On January 27, 2009, Denison issued 28,750,000 common shares at a price of CDN$1.65 per common share for gross proceeds of $38,946,000 (CDN$47,437,500). Share issue costs are anticipated to be $2,000,000.
29.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a) Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2008 $6,469,000 of funds raised from the issue of flow-through shares remained (December 31, 2007: $7,862,000).
b) Plant and Equipment
Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.
Denison Mines Corp. Annual Report 2008     49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
c) Mineral Properties and Inventory Valuation
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time when management has concluded that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP and practices prescribed by the SEC, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S. defines a commercially mineable deposit as one with proven and probable reserves which are legally extractable and a bankable feasibility study.
The Company amortizes its mineral property assets on a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under U.S. GAAP than Canadian GAAP, the amount amortized to inventory is also less. As a result, the carrying value of inventory is also reduced to reflect the lower amortization cost.
d) Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.
e) Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
f) Liabilities
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
g) Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.
The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2008
	Canadian				U.S.
(in thousands)	GAAP			Adjustments	GAAP
Cash and cash equivalents	$3,206	(a	)	$(6,469)	$(3,263)
Inventories	44,733	(c	)	(909)	43,824
Property, plant and equipment	717,433	(c	)	(62,270)	655,163
Restricted cash and equivalents	21,286	(a	)	6,469	27,755
Accounts payable and accrued liabilities	23,787	(f	)	1,682	25,469
Future income tax liability	124,054	(c	)	(1,373)	122,681
Share capital	666,278	(e	)	(616)
		(f	)	(1,682)	663,980
Additional paid-in capital	—	(g	)	9,814	9,814
Deficit	(95,482)	(c	)	(63,746)
		(c	)	1,373
		(e	)	616
		(g	)	(9,814)	(167,053)
Accumulated other comprehensive loss	(4,709)	(c	)	567	(4,142)
50     Denison Mines Corp. Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2007
	Canadian				U.S.
(in thousands)	GAAP			Adjustments	GAAP
Cash and cash equivalents	$19,680	(a	)	$(7,862)	$11,818
Property, plant and equipment	727,823	(c	)	(16,444)	711,379
Restricted cash and equivalents	17,797	(a	)	7,862	25,659
Accounts payable and accrued liabilities	22,642	(f	)	3,114	25,756
Future income tax liability	141,525	(c	)	(4,621)	136,904
Share capital	662,949	(e	)	(616)
		(f	)	(3,114)	659,219
Additional paid-in capital	—	(g	)	9,814	9,814
Deficit	(14,834)	(c	)	(16,098)
		(c	)	4,621
		(e	)	616
		(g	)	(9,814)	(35,509)
Accumulated other comprehensive income	110,956	(c	)	(346)	110,610
The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

(in thousands)			2008	2007
Net income (loss) for the year, Canadian GAAP			$(80,648)	$47,244
Depreciation of assets held for resale	(b	)	—	(301)
Adjust capitalized mineral property amounts, net of tax	(c	)	(49,987)	(11,477)
Adjust inventory valuation, net of tax	(c	)	(909)	—

Net income (loss) for the year, U.S. GAAP			$(131,544)	$35,466

Deficit, beginning of year, U.S. GAAP			$(35,509)	$(70,975)

Deficit, end of year, U.S. GAAP			$(167,053)	$(35,509)

Comprehensive income, U.S. GAAP
Net income (loss) for the year, U.S. GAAP			$(131,544)	$35,466
Unrealized gain (loss) on available-for-sale securities			(17,884)	(6,742)
Cumulative foreign currency translation gain (loss)			(96,868)	101,008

Comprehensive income (loss), U.S. GAAP			(246,296)	129,732

Basic net income (loss) per share, U.S. GAAP			$(0.69)	$0.19
Diluted net income (loss) per share, U.S. GAAP			$(0.69)	$0.18
The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

(in thousands)			2008	2007
Net cash provided by (used in) operating activities:
Under Canadian GAAP			$(8,764)	$(23,084)
Adjustment for capitalized mineral property amounts	(c	)	(62,837)	(16,098)

Under U.S. GAAP			$(71,601)	$(39,182)

Net cash provided by (used in) investing activities:
Under Canadian GAAP			$(115,706)	$(158,469)
Adjustment for capitalized mineral property amounts	(c	)	62,837	16,098

Under U.S. GAAP			$(52,869)	$(142,371)

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$107,147	$107,215
Restricted cash from flow-through financings	(a	)	(6,469)	(7,862)

Under U.S. GAAP			$100,678	$99,353

Denison Mines Corp. Annual Report 2008     51

Impact of New Accounting Pronouncements
a)	Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

The provisions of FIN 48 prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of retained earnings (deficit). The adoption of FIN 48 did not materially impact the Company’s consolidated financial position or results of operations.

b)	Effective January 1, 2007, the Company adopted FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using; the direct expensing method, the built-in overhaul method or the deferral method. The FSP was adopted on a retrospective basis. The Company has chosen the direct expensing method. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

c)	Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). The Company also applied FSP FAS 157-2, which allows for the delay of implementation of FAS No. 157 for certain nonfinancial assets and nonfinancial liabilities until its fiscal year beginning January 1, 2009. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure their assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

d)	Effective January 1, 2008, the Company adopted, the FASB Statement No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. This statement expands the standards under FAS 157, Fair Value Measurement, to provide entities the one-time election (Fair Value Option) to measure financial instruments and certain other items at fair value. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.
Recent United States accounting pronouncements:
a)	In December 2007, FASB Statement No. 141(R), Business Combinations and No. 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 141(R) and 160 provide standards with respect to improving, simplifying and converging the prevailing FASB accounting and reporting standards for business combinations and non-controlling interests in consolidated financial statements with International Accounting Standards Board (“IASB”) standards for business combinations with an acquisition date in the fiscal year beginning after December 15, 2008.

FASB 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FASB 160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements.

b)	In March 2008, FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133”. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

c)	In May 2008, FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation for the financial statements in conformity with U.S. GAAP SFAS. The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s consolidated results of operations and financial position.
52     Denison Mines Corp. Annual Report 2008

BOARD OF DIRECTORS John H. Craig Ontario, Canada W. Robert Dengler Ontario, Canada Brian D. Edgar British Columbia, Canada E. Peter Farmer Ontario, Canada Ron F. Hochstein British Columbia, Canada Paul F. Little Ontario, Canada Lukas H. Lundin British Columbia, Canada William A. Rand British Columbia, Canada Roy J. Romanow Saskatchewan, Canada
OFFICERS Lukas H. Lundin Chairman E. Peter Farmer Chief Executive Officer Ron F. Hochstein President and Chief Operating Officer James R. Anderson Executive Vice President and Chief Financial Officer Harold R. Roberts Executive Vice President, U.S. Operations Philip G. Buck Vice President, U.S. Mining Donald C. Campbell Vice President, Commercial David C. Frydenlund Vice President, U.S. Legal and Regulatory Affairs, Assistant Corporate Secretary
William C. Kerr Vice President, Exploration Curt D. Steel Vice President, Sales and Marketing Andre Desautels Vice President, General Counsel and Corporate Secretary Michael J. Schoonderwoerd Controller
OFFICES Head Office Denison Mines Corp. Atrium on Bay 595 Bay Street, Suite 402 Toronto, Ontario M5G 2C2 Telephone: 416-979-1991 Facsimile: 416-979-5893 Website: www.denisonmines.com
Denison Mines Corp. 885 West Georgia Street, Suite 2101 Vancouver, British Columbia V6C 3E8 Telephone: 604-689-7842 Toll Free: 1-888-689-7842 Facsimile: 604-689-4250
Denison Mines Corp. 230 – 22nd Street East, Suite 200 Saskatoon, Saskatchewan S7K 0E9 Telephone: 306-652-8200 Facsimile: 306-652-8202
Denison Environmental Services 8 Kilborn Way Elliot Lake, Ontario P5A 2T1 Telephone: 705-848-9191 Facsimile: 705-848-4445 Website: www.denisonenvironmental.com
Denison Mines (USA) Corp. 1050 Seventeenth Street, Suite 950 Denver, Colorado 80265 Telephone: 303-628-7798 Facsimile: 303-389-4126 Denison Mines (USA) Corp. 4 Main Street, 2nd Floor New Milford, Connecticut 06776 Telephone: 203-672-0180 Facsimile: 203-672-0181
Denison Mines Mongolia XXK Str. Olympia 8, Shuren Building Sukhbaatar District Ulaanbaatar 13, Mongolia Telephone: 976-11-330502 Facsimile: 976-11-318660
OmegaCorp Minerals Limited Plot 230 Kasangula Road Roma, Lusaka, Zambia Telephone: 260 21 1 294 292 Facsimile: 260 21 1 294 296
STOCK EXCHANGE LISTINGS The Toronto Stock Exchange (TSX) Trading Symbols: DML, DML.WT and DML.WT.A NYSE Amex Trading Symbol: DNN SHARE REGISTRAR AND TRANSFER AGENT Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253
AUDITORS PricewaterhouseCoopers LLP 77 King Street West, Suite 3000 Royal Trust Tower, TD Centre Toronto, Ontario M5K 1G8 Telephone: 416-863-1133
ADDITIONAL INFORMATION Further information about Denison is available by contacting the Corporate Secretary at the head office listed above or by email to: adesautels@denisonmines.com

DENISON MINES

Denison Mines Corp.
Atrium on Bay
595 Bay Street Suite 402
Toronto Ontario M5G 2C2
T 416 979 1991 F 416 979 5893
www.denisonmines.com
TSX: DML
NYSE Amex: DNN